JRL CAPITAL CORPORATION

(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SEC ID No. 8-26657

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

JRL CAPITAL CORPORATION

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/19__ AND ENDING __12/31/19__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JRL Capital Corporation**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

20371 Irvine Ave, Suite 140

(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry R. Law   949-650-2928

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA an Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

21860 Burbank, Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

REBECCA GOLD
Notary Public - California
Orange County
Commission # 2230126
My Comm. Expires Feb 2, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholders of JRL Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JRL Capital Corporation (the "Company") as of December 31, 2019, the related statement of Income, changes in stockholder's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the JRL Capital Corporation management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2015.
Woodland Hills, California
February 27, 2020

STATEMENT OF FINANCIAL CONDITION

	December 31, 2019
ASSETS	
Current assets:	
Cash and cash equivalents	$ 27,504
Accounts receivable	36,704
Other Current Assets	25,320
Deferred tax asset	2,960
Prepaid expenses	1,928
	$ 94,416
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 27,340
Total liabilities	27,340
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized,	
issued and outstanding	5,000
Additional Paid in Capital	68,404
Total Shareholder Equity	73,404
Retained Earnings	(7,410)
Net Income	1,081
Total stockholder's equity	67,075
	$ 94,416

STATEMENT OF INCOME

	For the Year Ended December 31, 2019
Revenues:	
Commissions	
DPP-Private Placements	$ 380,364
Corporate Notes	133,147
REITs	16,246
Equities	69,599
Mutual Fund	74,115
Insurance Products	18,686
	$ 692,157
Other	
Licensing Revenue	413
Due Diligence Fees	69,132
Marketing Fees	30,362
Interest Income	803
	$ 100,710
Total Revenues	$ 792,867
Expenses:	
Commissions	612,859
Due Diligence Costs	49,969
General and administrative, and other related party expenses	128,957
Total expenses	$ 791,785
Gain/Loss before provision for income taxes	1,881
Provision for income taxes	
State Franchise Tax (min)	(800)
Total Taxes	(800)
Net Income (Loss)	$ 1,081

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ending December 31, 2019

| | Common Stock | | Paid In | Accumulated | | Total Stockholder's |
	Shares	Amount	Capital	Deficit		Equity
Balance at January 1, 2019	1,000	$ 5,000	$68,404	$ (7,410)	$	65,994
Net Income (Loss)	-	-	-	-		1,081
Balance at December 31, 2019	1,000	$ 5,000	$68,404	$ (7,410)	$	67,075

STATEMENT OF CASH FLOWS

For the Year Ending December 31, 2019

	For the Year Ended December 31, 2019
Cash flows used in operating activities:	
Net (loss)	$ 1,081
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(10,707)
Prepaid expenses	1,103
Other assets	(179)
Accounts payable and accrued expenses	5,510
Taxes Payable	-
Net change in cash and cash equivalents	(3,192)
Cash and cash equivalents at beginning of year	30,696
Cash and cash equivalents at end of year	$ 27,504
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a smaller number of registered representatives licensed with the firm. The Company does not maintain its own securities accounts, hold customer funds or securities or perform custodial functions related to the securities transactions. Because of such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

As a small Firm, the Company relies on a smaller group of registered representatives to generate its operating cash flow, as opposed to firms with larger numbers of representatives.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from transactional investment operations and from debt and equity financing to fund its operations – neither debt nor equity infusions have been needed in recent past. The Company has addressed the factors mentioned above by focusing on its business plan to increase its transactional business and its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations on an annual basis. In the event that additional funds are required, CMG has committed to provide such funding.

Registration

The Company must register with each state department that governs compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through the registered representatives licensed with the Company. This is facilitated by entering into "selling group and clearing agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations, which to-date has never happened. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2019, there was a decrease in overall revenue of 18% with most of the decrease due to the activity in two product categories – the 1031 Exchange and the Private Placement securities sales. The decrease is a result of having an inordinately large exchange transactions in 2018 that was not repeated in 2019, however the activity in 1032 transactions was still robust in 2019. Additionally, one of the main product offerings of the Firm was not available for a number of months causing a precipitous drop in sales. Still, the transactional business in these alternative investments accounted for 62% of the Company's commissions revenues. This trend is a confirmation that the additional focus of the Firm in the alternative investment categories is continuing to be successful. As of December 31, 2019, revenues from over twenty-five product sponsors and trading/custodian firms totaled 66% of the total revenues of the Firm, which indicates a broad diversity in revenue sources, combined with lower overall Due Diligence costs incurred. While it is possible to correlate a drop in customer activity to a decrease in revenue, the current increased activity in alternative investment needs of the customer base and the addition of new representatives to the Firm roster should continue to drive successful numbers to the Firm's revenue base. If the Company's customers decreased their activity, the reduction in commissions could have a significant impact on the Company's commissions and operations. The Company records an allowance for doubtful receivables based on certain factors, including the length of time the receivables are past due and historical collection experience with customers. An allowance for doubtful receivables was not necessary at December 31, 2019.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commission revenue on a trade-date basis. For commissions revenue related to real estate and private placement transactions, revenue is recognized upon closing of escrow. Other revenues consist primarily of reimbursement for due diligence costs and revenues earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these revenues upon notification from the third-party securities/annuity companies of these fees.

Income Taxes

The Company files as part of a consolidated return of JRL Capital Management Group the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2019.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2014.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realize-ability of deferred tax assets. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2019, the provision for income taxes consists of the following:

Federal:	
Current	$ -
Deferred	-
	-
California:	
Current (minimum)	(800)
Deferred	0
	$ 800

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has cost sharing arrangements for certain operating costs with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses, due diligence and recruiting support. The Company incurred a total of $110,158 in related party expenses for the year ended December 31, 2019. This was an overall decrease in related party expenses in 2019 primarily due to the decrease in sales and the fact that the expenses that the Parent used to incur on behalf of the Broker-Dealer were relegated to third-party resources which were recorded as cost of goods sold as they were directly tied to the income generated by transactional business. As was noted in previous years there was and will likely continue to be a slight increase in total related party expenses primarily due to the increase in recruiting efforts of management. At December 31, 2019, the Company has no amount recorded in accounts payable and accrued expenses related to other related party expenses to CMG. Additionally, in the future increases and decreases in the due diligence expenses tied to Direct Private Partnership and 1031 Exchange business will be tied more closely to the overall transactional activity of the Firm and expenses incurred through CMG. These costs were reimbursed to CMG from the revenue generated by these transactions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees as part of traditional dealer Agreements, under which it may be required to make payments to a guaranteed or indemnified party, in relation to cancelled or failed transactions. The Company also indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for any of these obligations and as such no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

The Company, on occasion, consults with securities counsel regarding questions related to operations or securities matters. Further there is the possibility that the Firm could be involved from time to time in arbitration or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters would not likely have a material adverse effect on the Company's financial statements. No litigation or claims are ongoing or anticipated as of December 31, 2019.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2019, under the most restrictive requirement, the Company had net capital of $52,327 - which was $47,328 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

NOTE 6 – FAIR VALUE

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials

NOTE 7 – RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the company has adopted the recently issued accounting standards as of January 1, 2018, with no change, using the retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

Lease Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. During 2019 the Company consulted with its Controller and its operating CPA Firm on this matter and determined that there were no leases of equipment or facilities that are for periods of time beyond thirty days (30 days). As such JRL has no reportable liability to show on its financial statements as of December 31, 2019.

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 67,075	$ 67,075	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	0	0	-
Accounts receivable	9,353	9,353	-
Deferred tax asset	2,960	2,960	-
Prepaid expenses	1,928	1,928	-
Haircut on securities	506	506	-
Total deductions and/or charges	14,747	14,747	-
Net capital	52,328	52,328	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 47,327	$ 47,327	$ -
Total aggregate indebtedness	$ 27,340	$ 27,340	$ -
Ratio of aggregate indebtedness to net capital	0.52 to 1	0.52 to 1	

There were no differences between the Focus Report and the audit numbers.

Schedule II
Determination of Reserve Requirements
Under rule 15c-3-3 of the Securities and Exchange Commission

The company is exempt from the Reserve Requirement of computation
Accounting to the provision of Rule 15c-3-3(k)(1), (k)(2)(i) and (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirement Under Rule 15c-3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(1), (k)(2)(i) and (k)(2)(ii).



JRL CAPITAL CORPORATION

Exemption Report of JRL Capital Corporation

JRL Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1), (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1), (k)(2)(i) and (k)(2)(ii) throughout the year ended December 31, 2019 without exception.

JRL Capital Corporation

I, Larry Law, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
President

Date: 2/27/2020

20371 IRVINE AVENUE • SUITE A-140 • NEWPORT BEACH, CA 92660 • 949/650-2928 • FACSIMILE 949/650-2927
BROKER/DEALER - MEMBER FINRA & SIPC • REGISTERED INVESTMENT ADVISORY SERVICES OFFERED THROUGH JRL CAPITAL ADVISORS, LLC



DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Larry R. Law, CEO
JRL Capital Corporation

We have reviewed management's statements, included in the accompanying JRL Capital Corporation Exemption Report in which (1) JRL Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which JRL Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (k)(1), k2(i) (the "exemption provision") and (2) Company, stated that JRL Capital Corporation met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. JRL Capital Corporation management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), (k)(1), k2(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2015.
Woodland Hills, California
February 27, 2020



DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Members of JRL Capital Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by JRL Capital Corporation (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:
1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2015.
Woodland Hills, CA
2/27/2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2668**********************MIXED AADC 220
26657 FINRA DEC
JRL CAPITAL CORPORATION
20371 IRVINE AVE STE A-140
NEWPORT BEACH, CA 92660-0251

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cindy LaDouceur 949-650-2928

2. A. General Assessment (item 2e from page 2) $ 1022.00

B. Less payment made with SIPC-6 filed (exclude interest) (233.00)

7/26/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 789.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 789.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 789.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JRL Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of January, 20 20.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 792,868
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	111,694
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	111,694
2d. SIPC Net Operating Revenues	$ 681,174
2e. General Assessment @ .0015	$ 1,022

(to page 1, line 2.A.)

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